Changes in Affiliates (Exclusion)

1. Company to be disaffiliated:

? Company Name: Universal Studios Korea Resort Development Corporation

- Total Asset (KRW): 11,444,817,351

• Total Shareholders’ Equity (KRW): 11,444,392,251

• Total Liabilities (KRW): 425,100

• Capital Stock (KRW): 14,820,000,000

2. Name of Company Group: POSCO

3. Total Number of Affiliated Companies after Disaffiliation: 127